Weil, Gotshal & Manges LLP

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(212) 310-8000

FAX: (212) 310-8007

January 21, 2011

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Mellissa Campbell Duru

Re:	Cedar Fair, L.P.

Definitive Proxy Statement on Schedule 14A

Filed December 10, 2010

File No. 001-09444

Dear Ms. Duru:

On behalf of our client, Cedar Fair, L.P. (the “Company”), we are transmitting herewith via the EDGAR system a response to the Staff’s oral comment conveyed to counsel regarding the aforementioned filing.

The Staff’s oral comment requested that the Company set forth the basis for not filing the article titled “Cedar Fair Boss Counters Critics,” which appeared in the Sandusky Register on December 19, 2010 (the “Article”), on Form DEFA14A as Definitive Additional Materials.

We supplementally advise the Staff, on behalf of the Company, that the Company did not in any way control or arrange for the Article to be published in the Sandusky Register, did not pay for the Article to be published and did not disseminate the Article. In addition, while the Article does contain specific quotes from an interview with the Company’s Chairman and Chief Executive Officer, the Company did not have an understanding with the Sandusky Register that all or any part of such interview would be published.

Ms. Mellissa Campbell Duru

U.S. Securities and Exchange Commission

January 21, 2011

Based upon the foregoing, and after reviewing Interpretation I.B.14 in the July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations, the Company does not believe that the Article was a written communication required to be filed on Form DEFA14A as Definitive Additional Materials.

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If you have any questions or would like to discuss the Company’s response, please do not hesitate to call me (212-310-8552) or, if more convenient, send me an e-mail (michael.aiello@weil.com).

Very truly yours,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Duff Milkie

(Cedar Fair, L.P.)

Matthew J. Gilroy

(Weil, Gotshal & Manges LLP)